

Geoffrey T. Chalmers, Esq.
Attorney at Law

33 Broad Street
Suite 1100
Boston, MA 02109

Tel (617) 523-1960
Fax (617) 227-3709
e-mail: chalm@worldnet.att.net

RECEIVED
APR 09 2007
DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

April 6, 2007

RECD S.E.C.
APR 9 - 2007
1086

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Attn: John D. Reynolds

Re: WFG Real Estate Income Fund, LLC - Offering Statement on Form 1-A
File No. 24-10163

Dear Mr. Reynolds:

On behalf of the Issuer, WFG Real Estate Income Fund, LLC, we hereby respond to your comment letter of March 6, 2007 in the same sequence in which your comments are noted.

On behalf of the Issuer, we also re-submit the following documents, marked to show changes from the original filing.

1. Form 1-A;
2. Preliminary Offering Circular – Offering Model B;
3. Cross Reference Sheet; and
4. Request for Acceleration

<u>Preliminary Note</u>

We have made a determined effort to respond to the 130 comments contained in your 15 page letter dated March 6, 2007. We really want to comply with your comments. To review the history of this filing, it was originally made on December 4, 2006. On December 14, 2006 you responded saying that the filing was "materially deficient" and you would not review it. We responded with Amendment No. 1 on January 23, 2007. Your response arrived on March 6, 2007, 42 days after our filing.

WFG Real Estate Income Fund, LLC is a limited liability company, not a corporation. It has no assets. It is not a "blank check company" in the normal sense of the word. It is essentially

like many other venture funds in that it intends to participate in the real estate projects through loans and other investments in each project. It will not manage the projects in which it invests.

We are disheartened by the realization that many of the comments provided by you are repetitious and seem quite ignorant of limited liability company capital structure, or of how a fund works, or of how a "start up" enterprise works, or of how securities that are not publicly traded can be publicly offered. This is very poor, and reflects badly on the competence of the Staff.

Also I sense a perception that this enterprise is some how shady or fraudulent and that excessive "bed bug" comments could be used by the Staff to create a climate which affirmatively discourages rather than encourages compliance. This is quite at odds with the preamble of your letter whish states:

> "The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance overall disclosure in your filing."

Nevertheless we are trying to take your words in good faith and to understand how 130 comments on 15 pages single space delivered 42 days after the filing is going in any way to "assists" us to "enhance" our disclosure. As if to make your point of discouragement even more obvious, your comments are sprinkled over and over again with the warning: "We may have further comments."

This is really a very, very, simple offering with few moving parts. This filing, as it stands, contains no materially misleading statement or omissions. I fail to see how your review process differs in any way really, from the pages and pages of comments often leveled at S-1 or SB-2 filers. I fail to see how any of this is at all "helpful" to small business filers or at all furthers the spirit of Regulation A, which is supposed to provide a fast and efficient exemption from the heavy handed regulation often meted out to much larger companies. I wonder, is this the process that all Regulation A filers get these days?

As I said, we have tried in good faith to answer every one of your 130 comments, delivered late, outside the normal course of comment letters and replete with questions that seem not to address this filing at all.

If we are subjected again to this kind of treatment, we will complain. Make no mistake. We will carefully take this situation, word-by-word, level-by-level, supervisor-by- supervisor, all the way to the Commission itself.

Someone ought to investigate, in any case, how the Regulation A exemption process is working here, and whether or not it is truly broken.

Here are our responses to your comments:

Part 1 – Notification

Item 1. Significant Parties

1. Please see revised Item 1.

2. Please see revised Item 1(c) and (h).

3. Please see disclosure in Item 1(d) and (e). According to §230.251(d)(2)(i)(A) of Regulation A, "no sales of securities shall be made until: the Form 1-A offering statement has been "qualified." The Issuer's Form 1-A has not yet been "qualified", and thus the Issuer does not yet have any securities holders.

4. Please see revised Item 1(f).

Item 4. Jurisdictions in Which Securities Are to be Offered

5. Please see revised Item 4(a).

6. Please see revised Item 4(b).

7. Please see revised Item 4(b).

Item 5. Unregistered Securities Issued or Sold Within One Year

8. Please see response to Comment 3. No securities have been issued. A corporation, partnership, or limited liability company may legitimately be formed under the laws of most states by simple filing a certificate of organization. No securities are legally required to be issued. Please refer to the Delaware Limited Liability Company Act.

Offering Circular Model B

Item 1. Cover Page

9. Please see Cover Page and elsewhere for revised disclosure.

10. Please see revised Cover Page and elsewhere for a revised disclosure.

11. Please see the "Offering." The second paragraph, first sentence, says, "The minimum purchase per investor is one Unit."

12. Please see new section "Description of Interests."

13. Please see revised Cover Page.

14. Please see revised Cover Page. Offering expenses include travel, printing, telephone, etc. costs. These costs would naturally be higher if required to sell more Units.

15. Please see revised Cover Page.

16. The fourth paragraph on page 2 encourages each investor to conduct his/her own due diligence before investing in the Fund. On the SEC's website under "Investor Information, Fast Answers – Key Topics – Ask Questions," the SEC says, "ask questions: That's the best advice we can give you about how to invest wisely. We see too many investors who might have avoided trouble and losses if they had asked basic questions from the start." The Issuer is encouraging each investor to do the same. Please explain why you are asking us to delete language recommending what the SEC recommends.

17. Please see revised Cover Page.

Who Should Invest, page 5

18. This language has been deleted.

19. Please see response to Comment 16 above. Investors are requested to represent that they have done exactly what the SEC recommends.

20. Please see revised disclosure.

21. Please see revised disclosure.

22. Please see revised disclosure.

Summary of the Offering, page 7

23. Please see revised language under "The Fund."

24. Please see response to Comments 3 and 8. No securities have been issued.

25. Please see revised disclosure under "The Manager and Sub-Manager."

26. Please see revised disclosure under "Distributions."

27. Please see "Summary of the Offering" and elsewhere for revised disclosure.

28. Please see "Summary of the Offering" and elsewhere for revised disclosure.

29. This language has been deleted.

30. This language has been deleted.

31. This language has been deleted.

32. This language has been deleted.

33. Please see disclosure under "Summary of the Offering" and "Business of the Fund."

34. Please see revised disclosure under "Allocations of Net Income and Losses" and "Distributions."

35. Please see revised disclosure defining words.

36. We have reviewed the Preliminary Offering Circular to make sure that all words that are technical in nature are defined.

37. Please see revised disclosure under "Summary of the Offering."

38. Please see "Summary of the Offering" and elsewhere for revised disclosure.

39. Please see response to Comment 34. It would be financially irresponsible if not seriously misleading to fail to allocate income and to report it for IRS and limited liability company purposes. Distributions are made on the schedule disclosed in the Preliminary Offering Circular. Please see revised "Summary of the Offering."

40. Please see disclosure under "Management Compensation."

Use of Proceeds, page 15

41. Please see disclosure under "Use of Proceeds."

42. Please see disclosure under "Use of Proceeds."

43. Please see disclosure under "Use of Proceeds." and Risk Fact No. 12.

44. Please see disclosure under "Use of Proceeds" and "Business of the Fund."

Management Compensation, page 16

45. Please see "Management Compensation" and elsewhere for revised disclosure.

46. Please see revised disclosure under "Management Compensation." The Fund covers the overhead expenses through the overhead allowance.

47. Please see "Use of Proceeds", "Management Compensation", and "Allocation and Distributions" sections.

Allocation and Distributions, page 17

48. Please see "Allocations and Distributions" and elsewhere for revised disclosure.

49. Please see revised disclosure under "Allocations and Distributions."

50. Please see revised disclosure under "Allocations and Distributions."

51. Please see revised disclosure under "Allocations and Distributions."

52. Please see revised disclosure under "Allocations and Distributions." The Manager is a corporation and would thus have officers, directors or shareholders.

53. Please see revised disclosure.

54. Please see "Member Distributions." The Manager is required to make an annual distribution after the 36th month, both of the 10% priority return and the 60%. This is clearly and unequivocally set forth in the section.

55. Please see revised "Allocations and Distributions."

56. Please see revised "Allocation and Distributions."

Conflict of Interest, page 19

57. Please see revised disclosure under "Conflict of Interest."

58. Please see revised disclosure under "Conflict of Interest."

59. Please see revised disclosure under "Conflict of Interest."

60. This language has been deleted.

61. Please see response to Question 58. There is only one possible related organization. We do not believe a chart is needed to explain this to investors.

62. Please see revised disclosure under "Conflict of Interest."

Fiduciary Responsibility of the Manager, page 20

63. Please see revised disclosure under " Fiduciary Responsibility of the Manager."

Risk Factors, page 11

64. The "Risk Factors" section has been removed and placed after the "Summary of the Offering" section.

65. Please see revised Cover Page.

66. Mr. Raike's prior performance as real estate developer is in a different business. This Company is in the business of making loans and investments, not developing properties. To promote the prior performance of Mr. Raike as a real estate developer as relevant and to include it in this Preliminary Offering Circular could be materially misleading to investors as it would imply that Mr. Raike's experience is relevant to his ability to make profits as the manager of an entity which does not develop real estate.

67. Please see Comment 66. The financial condition of the Manager's affiliated entity, Woodstock Financial Group, Inc. is a matter of public record. To include it or even to refer to it as relevant to this Offering could be materially misleading to investors as it would imply that Woodstock Financial Group, Inc. is some how guaranteeing the investment results. This was a result we specifically set out to avoid in this Offering.

68. Please see revised disclosure under Risk Factor 2.

69. This language has been deleted.

70. Please see revised disclosure under "Risk Factors."

71. Please see revised disclosure under Risk Factor 9. In numerous places in the filing we have made it very clear that no public market is expected to develop for the LLC investors. Unlike shares of stock, LLC interests are not generally tradable. The exemption is not being sought under Regulation A in order to create a "public company" with tradable shares.

72. Please see revised Risk Factor 11.

73. Please see revised disclosure under "Member Distribution."

74. We have reviewed Section 7 of the Industry Guide 5 and have the following responses:

    B(i): By default an LLC with two or more owners is treated as a partnership.
    B(ii): Not applicable.
    B(iii): Please see disclosure under "Risk Factors."
    B(iv): Please see disclosure under "Federal Income Considerations."
    B(v): Please see disclosure under "Risk Factors."

    C(i): Please see disclosure under "Risk Factors."
    C(ii): Please see disclosure under "Risk Factors."
    C(iii): Please see disclosure under "Risk Factors."
    C(iv): Please see disclosure under "Risk factors."
    C(v): Please see disclosure under "Risk Factors."
    C(vi): Not applicable.

    D. Please see disclosure under "Risk Factors."

Management, page 21

75. Please see Comment 66 above. The Manager does not have a record of prior performance.

76. Please see revised disclosure under "Management."

77. Please see revised disclosure under "Management."

78. The growth of Woodstock Financial Group, Inc. is relevant because it provides investors with insight into to Mr. Raike's success as a businessman.

79. Please see disclosed citations.

80. Please see disclosure under "Conflicts of Interest."

81. Please see disclosure under "Management."

82. Please see "Management" and elsewhere for revised disclosure.

83. See Comments 66 and 75 above. Providing prior performance of affiliates of the Manager, none of which is in a similar business, is potentially misleading to investors as it implies that the Fund is able to provide the same results.

84. Please see revised disclosure.

85. Please see disclosure under "Management."

86. Under standard LLC practice, the interest of a Manager of an LLC may change without affecting any other interest the Manager may have as a regular member. It is in the law and the LLC's operating agreement.

87. This language has been deleted.

Business of the Fund, page 22

88. Please see "Business of Fund" and "Depreciation" sections.

89. Please see "Business of the Fund" and elsewhere for revised disclosure.

90. Please see revised disclosure under "Business of the Fund."

91. Please see disclosure under "Business of the Fund."

92. Please see disclosure under "Business of the Fund." The "appropriate fit" would be undervalued commercial and residential real estate, undervalued not parking lots. The "investment purposes" of the Fund is to invest in undervalued commercial and residential real estate in different markets.

93. Please see "Business of the Fund" and elsewhere for revised disclosure.

94. Please see "Business of the Fund" and elsewhere for revised disclosure.

95. Please see disclosure under "Risk Factors" – Manager's Discretion Over Use of Proceeds. It would be misleading not to inform investors that the Issuer may change its investment objectives. Again, this is the most basic, standard legal language used over and over again in LLC operating agreements. It is standard practice in establishing a limited liability company as well as a corporation to give it the power to engage in any kind of

business for which this kind of entity can be chartered. Certainly, if you think that this is a "material risk" of the business we are more than happy to oblige. Basic securities fraud laws act to prevent fund sponsors from proposing one objective and then doing another. The Manager has no plans to deviate from the stated objective. I would also like to point out that the Fund is not a "blank check company" if this is what you are thinking. A "blank check company" is a development stage company that has no specific business plan or purpose or has indicated its business plan is to engage in a merger or acquisition with an unidentified company or companies, other entity, or person. *http://www.sec.gov/answers/blankcheck.htm*. The disclosures in the Preliminary Offering Circular should make this abundantly clear.

96.   Please see "Business of the Fund" and elsewhere for revised disclosure.

97.   Please see "Business of the Fund" and elsewhere for revised disclosure.

Federal Income Tax Considerations, page 23

98.   This language has been deleted.

        Section 12 of Industry Guide:

        12(A). Please see disclosure under "Federal Tax Considerations."

        12(B). Please see revised disclosure under "Tax Treatment of the Fund."

        12(C). Please see revised language under "Member Distributions."

        12(D). Please see disclosure under "Potential Limitations of Net Losses."

        12(E). Please see disclosure under "Depreciation."

        12(F). Please see new section "Deductibility of Prepaid and Other Expenses."

        12(G). Please see disclosure under "Excess Liabilities."

        12(H). Please see disclosure under "Excess Liabilities" and "Potential Limitations of Net Loss."
        12(I). Please see response to 12(H).

        12(J). Please see disclosure under "Tax Treatment of the Fund."

        12(K). Please see disclosure new section "Liquidation of the Fund."

12(L).   Please see disclosure under "Consultation with Tax Advisors Strongly Suggested."

12(M). Please see disclosure under "Report to Members."

99.   Please see revised disclosure in first paragraph of "Federal Income Tax Considerations" section.

Summary of the Operating Agreement, page 25

100.   This language has been deleted.

101.   Please see disclosure under Article V, Distributions; Capital Accounts; Allocations.

102.   Please see disclosure under "Summary of the Operating Agreement."

103.   Please see disclosure under "Restrictions on Transfer."

104.   Please see revised disclosure under "Term of Fund."

105.   Please see revised disclosure under "Reserves."

106.   Please see revised disclosure under "Dissolution of the Fund."

107.   Please see revised disclosure under "Term of the Fund."

108.   Please see revised disclosure under "Amendments."

109.   Please see revised disclosure under "Meeting of Members."

Reports to Members, page 34

110.   Please see revised disclosure under "Reports to Members."

111.   Section 15 of Industry Guide 5:

1. Please see revised disclosure under "Reports to Members."
2. Please see revised disclosure under "Reports to Members."
3. Please see disclosure under "Reports to Members."
4. Please see disclosure under "Reports to Members."
5. Not applicable.
6. Not applicable.

Industry Data, page 35

112.   Please see revised disclosure under "Industry Data."

113.   Please see revised citations under "Industry Data."

114.   Please see revise disclosure under "Industry Data."

115.   Please see revised disclosure under "Industry data."

The Offering, page 36

116.   Please see revised disclosure under "The Offering" and the Cover Page.

117.   Please see revised disclosure under "The Offering."

118.   Under basic contract law, if a party signs a contract provided by the other party, the signing party becomes legally bound to comply with the contract. The other party can choose to become bound or not at that point. The subscription agreement, once signed, is therefore legally binding on the subscriber, subject to state securities laws relating to rescission. This just the most basic stuff. The disclosure of this fact is included in almost all offerings in order to caution investors about the seriousness of signing a subscription agreement.

Redemptions, page 39

119.   Please see revised disclosure under "Redemptions."

Plan of Distribution, page 39

120.   Please see response to Comment 7.

121.   Please see revised disclosure under "Plan of Distribution" and "Management"

Summary of Promotional and Sales Material, page 40

122.   See revised disclosure under "Summary of Promotional and Sales Material." This information is not yet prepared. We will provide this information to the Staff prior to its use.

Additional Information, page 40

123.   This language has been deleted.

General

124.   <u>Item 6 of Model B</u>

(a)(1): Please see "Risk Factors" and "Business of the Fund."

        (a)(i):   Please see "Risk Factors."
        (a)(ii):   Please see "Risk Factors."
        (a)(iii): Please see "Risk Factors."
        (a)(iv): Please see "Risk Factors."
        (a)(v):   Not applicable.

(a)(2): Please see "Risk Factors."

(a)(3):   The Issuer has not developed a formal plan of operation for the 12 months following the commencement of the Offering. In the Issuer's opinion, the proceeds of the Offering will satisfy its cash requirements and it will not be necessary to raise additional funds.

<u>Item 10 of Model B</u>

(a)(1): Please see "Risk Factors."
(a)(2): Please see "Risk Factors."
(a)(3): Please see "Risk Factors."

(b): Please see "Risk Factors."

(c): Please see "Risk Factors."

(d): Please see "Risk Factors"

(e): Please see "Risk Factors"

125.   Please see disclosure on page titled "Financial Disclosure."

126.   We have complied. All three parts of Form 1-A are together.

127. We have complied. See Signatures on Form 1-A.

Letter from Geoffrey T. Chalmers, Esq. dated January 19, 2007

128. Please see revised language.

129. Please see revised language.

130. Please see revised language.

Should you need anything further please contact me at (617) 523-1960.

Sincerely,



Geoffrey T. Chalmers, Esq.

cc: William J. Raike

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